Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Registration No. 333-203607
October 24, 2016

OVERSTOCK.COM, INC.

Overstock.com, Inc. (the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-3 (File No. 333-203607) (the “Registration Statement”), which became effective on December 9, 2015.

On October 24, 2016, VentureBeat.com published an article, the full text of which appears below.  The article was not prepared or reviewed by the Company, any of its affiliates or any offering participant prior to publication. None of the Company, its affiliates, or any offering participant made any payment or gave any consideration to VentureBeat.com in connection with the article.

The statements in the article are not intended to qualify any of the information, including the risk factors, set forth in the Registration Statement.  Statements in the article that are not attributed directly to a Company spokesperson represent the author’s or others’ views and are not endorsed or adopted by the Company or any offering participant.  Statements in the article that are attributed directly to a Company spokesperson were not intended and should not be considered as offering material.  You should consider statements contained in this free writing prospectus, including those in the attached article, only after carefully evaluating all of the information in the Registration Statement, the prospectus included therein, and any applicable prospectus supplement relating to any offering of the Company’s securities, including the risk factors described therein.

The Company notes the following corrections and clarifications to the VentureBeat.com article:

The Company disclaims the statement: “Overstock.com has had it with the inefficiency of today’s equity markets, and it’s not going to take it anymore.”

The Company disclaims the statement that it: “has received SEC approval to sell stock for Bitcoin via T0.”  Neither the Securities and Exchange Commission nor any state securities commission has approved of any sale of any securities by Overstock or passed upon the adequacy or accuracy of any disclosures the Company may make in connection with any such sale. Any representation to the contrary is a criminal offense.  Further, the Company has no intention of selling stock for Bitcoin, via t0 or otherwise.

The Company disclaims the statement: “We don’t care. We’re really taking a ‘burn it down and start over’ approach.”

The Company disclaims the statement: “By contrast, blockchain-based equities transactions can complete in 10 minutes.”

Statements in the article about what the Company or any of its subsidiaries will or may do are all subject to and qualified by any description of any such matters the Company may provide in a final prospectus, including a prospectus supplement, and the Company disavows any such statements to the extent they are inconsistent with the information in the Registration Statement, the information in any of the Company’s filings under the Securities Exchange Act of 1934, as amended, or the information in any prospectus supplement the Company may file with the SEC relating to the Registration Statement.  Any offer the Company may ultimately make will be made only by a final prospectus, including a prospectus supplement.

Full Text of the VentureBeat Article

Overstock.com could begin first Bitcoin-based stock trades

By Dylan Tweney · October 24, 2016

Overstock.com has had it with the inefficiency of today’s equity markets, and it’s not going to take it anymore.

The company announced a new blockchain-based platform for trading equities (stocks and bonds) called T0 last year. Today, at the Money 20/20 conference in Las Vegas, Overstock.com’s communications director, Judd Bagley, detailed T0’s advantages over traditional equities trading systems and strongly hinted that a company — likely Overstock.com itself — would soon begin selling its stock on the T0 platform.

While other financial technology innovators might tread lightly for fear of offending the Wall Street types they eat lunch with every day, Bagley said Overstock is not going to hold back.

“We’re from Utah. We don’t care. We’re really taking a ‘burn it down and start over’ approach,” Bagley said.

After the panel, Bagley clarified that for regulatory reasons, T0 cannot be called a “stock exchange.” It is, he said, a platform for trading “widgets,” and the first use case will be equities (stocks and bonds).

Also for regulatory reasons, he was not able to confirm exactly which company would be offering stock on T0, but he said that the announcement would be coming on Tuesday, October 25. Circumstantially, it seems quite likely to be Overstock.com itself, which started accepting Bitcoin as a payment method a couple of years ago and has received SEC approval to sell stock for Bitcoin via T0.

Overstock.com’s beef with current equities trading processes came about a few years ago, when the company was on the receiving end of some stock market manipulation. Investigating the problem, it found that the trouble came in part because of the complexity of settling trades. This is a complex process that involves many intermediaries and is aimed at ensuring that the transaction is legitimate. However, the complexity introduces vulnerabilities — and also means that trades aren’t fully settled for three days. (After the Trade is Made describes the process in detail, although Bagley said the book is unreadably dense.)

“It shouldn’t take three days in this day and age,” agreed panelist Emmanuel Aidoo, who heads up cryptocurrency and blockchain strategy at Credit Suisse.

By contrast, blockchain-based equities transactions can complete in 10 minutes.

Yolanda Goettsch, a VP and associate general counsel at NASDAQ, begged to differ. “Our markets are very liquid, very efficient,” she told the panel, pointing to the extreme speed of the exchange’s electronic trading system. However, she did seem to acknowledge the three-day span required for full settlement, when it’s necessary to validate that the parties to a transaction have the funds, have the rights to the stock, and are meeting regulatory requirements.

In other respects, all of the panelists agreed on one thing: Banks and exchanges can, and should, take blockchain technology very, very seriously.

“Everybody’s in active trials,” said Jacob Farber, general counsel for R3, referring to financial services companies testing blockchain technologies. “There’s an assumption now that it will be deployed. The question is how and when.”

R3 is a consortium of 75 financial institutions and is building an open-source platform for distributed ledgers, called Corda.

NASDAQ, for its part, is testing a blockchain-based proxy voting system in Estonia, a country noted for its openness to fintech and digital identity technologies.

The panel reflects a broader trend. There’s robust interest in blockchain in the financial services industry, according to a recent study by IBM, which found that 15 percent of top global banks plan blockchain products in 2017. Sixty-five percent are planning blockchain products within three years, IBM’s study found. And 80 percent of exchanges are testing blockchain, Goettsch noted.

Overstock.com, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the applicable prospectus supplement for any securities offered pursuant to the registration statement, and other documents that Overstock.com, Inc. has filed with the SEC for more complete information about Overstock.com, Inc. and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Overstock.com, Inc. will arrange to send you the prospectus if you request it by calling 1-801-947-5409.